EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2012

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Sales	2,962	3,141	13,425	12,293
Cost of product sold	2,164	2,253	9,957	9,005

Gross profit	798	888	3,468	3,288
Expenses
Selling	389	409	1,300	1,250
General and administrative	145	39	408	241
Earnings from associates	—	(8)	(10)	(15)
Other expenses (note 3)	46	—	82	57

Earnings before finance costs and income taxes	218	448	1,688	1,755
Finance costs related to long-term debt	23	25	67	76
Other finance costs	9	17	29	42

Earnings before income taxes	186	406	1,592	1,637
Income taxes	57	113	448	456

Net earnings from continuing operations	129	293	1,144	1,181
Net earnings from discontinued operations	—	—	—	1

Net earnings	129	293	1,144	1,182

Attributable to:
Equity holders of Agrium	127	293	1,140	1,182
Non-controlling interest	2	—	4	—

Net earnings	129	293	1,144	1,182

Earnings per share attributable to equity holders of Agrium (note 4)
Basic earnings per share from continuing operations	0.80	1.86	7.22	7.49
Basic earnings per share from discontinued operations	—	—	—	—

Basic earnings per share	0.80	1.86	7.22	7.49

Diluted earnings per share from continuing operations	0.80	1.85	7.21	7.48
Diluted earnings per share from discontinued operations	—	—	—	—

Diluted earnings per share	0.80	1.85	7.21	7.48

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net earnings	129	293	1,144	1,182
Other comprehensive income (loss)
Items that may be reclassified to earnings
Available for sale financial instruments
Gains	—	—	—	1
Reclassifications to earnings	—	—	—	(2)
Foreign currency translation
Gains (losses)	110	(181)	97	(121)
Reclassifications to earnings	—	—	—	(23)
Other comprehensive income (loss) of associates	1	(1)	(1)	—

	111	(182)	96	(145)

Items that will not be reclassified to earnings
Actuarial losses on post-employment benefit plans
Losses	—	(26)	(22)	(26)
Deferred income taxes	—	7	6	7

	—	(19)	(16)	(19)

Other comprehensive income (loss)	111	(201)	80	(164)

Comprehensive income	240	92	1,224	1,018

Attributable to:
Equity holders of Agrium	236	92	1,219	1,025
Non-controlling interest	4	—	5	(7)

Comprehensive income	240	92	1,224	1,018

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Operating
Net earnings from continuing operations	129	293	1,144	1,181
Items not affecting cash
Depreciation and amortization	126	98	328	281
Earnings from associates	—	(8)	(10)	(15)
Share-based payments	53	(46)	126	(44)
Unrealized gain on derivative financial instruments	(3)	(2)	(17)	(47)
Unrealized foreign currency translation loss (gain)	—	3	(7)	11
Deferred income taxes	(31)	28	(44)	97
Other	73	10	89	43
Dividends from associates	—	—	3	16
Net changes in non-cash working capital	(332)	(203)	(477)	(1,274)

Cash provided by operating activities	15	173	1,135	249

Investing
Acquisitions, net of cash acquired	(5)	(118)	(77)	(145)
Proceeds from disposal of discontinued operations	—	27	—	721
Capital expenditures	(351)	(184)	(865)	(430)
Investments in associates	(20)	(15)	(10)	(15)
Purchase of investments	(4)	(3)	(7)	(43)
Proceeds from disposal of investments	—	—	—	36
Other	(3)	5	(49)	(5)
Net changes in non-cash working capital	31	—	60	—

Cash (used in) provided by investing activities	(352)	(288)	(948)	119

Financing
Short-term debt	285	(109)	378	(132)
Long-term debt issued	—	60	21	70
Transaction costs on long-term debt	(1)	—	(1)	—
Repayment of long-term debt	(6)	(1)	(9)	(134)
Dividends paid (a)	(79)	(9)	(115)	(18)
Shares issued, net of issuance costs	—	3	7	5

Cash provided by (used in) financing activities	199	(56)	281	(209)

Effect of exchange rate changes on cash and cash equivalents	56	(21)	50	(9)

(Decrease) increase in cash and cash equivalents from continuing operations	(82)	(192)	518	150
Cash and cash equivalents used in discontinued operations	—	(19)	—	(30)
Cash and cash equivalents – beginning of period	1,946	966	1,346	635

Cash and cash equivalents – end of period	1,864	755	1,864	755

Included in operating activities
Interest paid	44	55	102	115
Interest received	30	25	65	58
Income taxes paid	226	150	407	263
Included in investing activities
Interest paid	8	4	17	6

(a)	Dividends of $0.225 per share were paid January 19, 2012 to shareholders of record on January 1, 2012. Dividends of $0.50 per share were paid July 12, 2012 to shareholders of record on July 1, 2012.

See accompanying notes.

+AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	September 30,		December 31,
	2012	2011(a)	2011
ASSETS
Current assets
Cash and cash equivalents	1,864	755	1,346
Accounts receivable	3,082	2,908	1,984
Income taxes receivable	67	—	138
Inventories	2,623	2,531	2,956
Prepaid expenses and deposits	265	347	643
Assets of discontinued operations	—	200	70

	7,901	6,741	7,137
Property, plant and equipment (note 5)	3,354	2,317	2,533
Intangibles	628	660	678
Goodwill	2,298	2,280	2,277
Investments in associates	414	406	355
Other assets	55	97	97
Deferred income tax assets	77	33	63

	14,727	12,534	13,140

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 6)	631	396	245
Accounts payable	2,832	2,476	2,959
Income taxes payable	124	34	82
Current portion of long-term debt (note 6)	522	59	20
Current portion of other provisions (note 5)	128	39	68
Liabilities of discontinued operations	—	83	53

	4,237	3,087	3,427
Long-term debt (note 6)	1,607	2,118	2,098
Provisions for post-employment benefits	202	158	192
Other provisions (note 5)	425	306	299
Other liabilities	75	72	59
Deferred income tax liabilities	605	580	637

	7,151	6,321	6,712

Shareholders’ equity
Share capital	2,001	1,993	1,994
Retained earnings	5,465	4,288	4,420
Accumulated other comprehensive income (loss) (note 8)	105	(69)	10

Equity holders of Agrium	7,571	6,212	6,424
Non-controlling interest	5	1	4

Total equity	7,576	6,213	6,428

	14,727	12,534	13,140

(a)	Certain amounts have been restated to reflect adjustments from the finalization of the AWB Limited acquisition.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 8)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2010	158	1,982	3,134	69	5,185	8	5,193

Net earnings	—	—	1,182	—	1,182	—	1,182
Other comprehensive income (loss)
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Actuarial loss on post-employment benefit plans	—	—	(19)	—	(19)	—	(19)
Foreign currency translation	—	—	—	(137)	(137)	(7)	(144)

Comprehensive income (loss)	—	—	1,163	(138)	1,025	(7)	1,018
Dividends ($0.055 per share)	—	—	(9)	—	(9)	—	(9)
Share-based payment transactions	—	11	—	—	11	—	11

September 30, 2011	158	1,993	4,288	(69)	6,212	1	6,213

December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	1,140	—	1,140	4	1,144
Actuarial loss on post-employment benefit plans	—	—	(16)	—	(16)	—	(16)
Foreign currency translation	—	—	—	96	96	1	97
Other comprehensive loss of associates	—	—	—	(1)	(1)	—	(1)

Comprehensive income	—	—	1,124	95	1,219	5	1,224
Dividends ($0.50 per share)	—	—	(79)	—	(79)	—	(79)
Dividends of non-controlling interest	—	—	—	—	—	(4)	(4)
Share-based payment transactions	—	7	—	—	7	—	7

September 30, 2012	158	2,001	5,465	105	7,571	5	7,576

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Agrium (with its subsidiaries) is a major retail supplier of agricultural products and services in North and South America, Australia and Europe and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.

Agrium operates three strategic business units:

•	Retail operates in North and South America and Australia and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 6, 2012. We prepared these interim financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including International Accounting Standard 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2011 Annual Report, available at www.agrium.com. We prepared these interim financial statements using the same accounting policies and critical accounting estimates we applied in our 2011 Annual Report.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Business Acquisition

On March 19, 2012, we signed an agreement with Glencore International plc (“Glencore”) to acquire the majority of the Agri-products business of Viterra Inc. (“Viterra”), consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; and other assets and liabilities (collectively the “Agri-products Business”).

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Key features of the acquisition:

•

Agrium will acquire the Agri-products Business from Glencore after Glencore acquires Viterra. Both Glencore’s acquisition of Viterra and Agrium’s acquisition of the Agri-products Business are subject to obtaining required consents to transfers and regulatory clearances. Shareholders of Viterra approved the acquisition by Glencore on May 29, 2012. Glencore has received approval of its acquisition of Viterra under the Investment Canada Act, however regulatory approval remains outstanding from the Ministry of Commerce, China. Agrium is responsible for obtaining regulatory clearances for its acquisition of the Agri-products Business. Should Agrium not obtain regulatory clearance within the maximum time frames specified in the agreement, the Agri-products Business may be sold or transferred to Agrium or a third party under a hold separate arrangement. Accordingly, Agrium is exposed to the risk that the proceeds of any such sale may be for an amount less than the portion of the purchase price allocated to such assets. Agrium will not own or operate the assets until acquisition of the Agri-products Business closes.

•

The acquisition price is subject to various terms and conditions including adjustments for: approximately 10 percent of Viterra’s farm centres excluded from the purchase; working capital; and the accrual to Agrium of Viterra’s operating cash flow on the Agri-products assets from March 31, 2012 to October 15, 2012. Following adjustment for the excluded farm centres, and before adjustment for operating cash flows, the purchase price for the Agri-products Business is expected to be approximately Cdn$1.65-billion, including estimated working capital of Cdn$500-million.

•

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), owner of a 66 percent interest in the Medicine Hat nitrogen facility, will acquire Viterra’s 34 percent interest for Cdn$915-million, subject to certain adjustments. Accordingly, Agrium will not acquire an interest in the Medicine Hat facility. The agreement between Glencore and CF is subject to regulatory approval.

•

Agrium has agreed to advance Cdn$1.775-billion to Glencore at the time Glencore is first required to pay for Viterra shares. The advance will be guaranteed by Glencore, secured by shares of Viterra and will not bear interest. The advance will be repayable in cash from proceeds of Glencore’s sale of the Medicine Hat facility or other assets, or by the transfer of Agri-products Business assets to Agrium, or other purchase adjustments. Should Agrium not obtain regulatory clearances or otherwise not be entitled to acquire any portion of the Agri-products Business within the 19-month period from Glencore’s acquisition of Viterra, Glencore will repay Agrium cash equal to the purchase price allocated by the agreement to any assets not acquired. In support of its obligations, Agrium has provided a letter of credit for Cdn$85-million.

3.	Expenses

Other expenses	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Realized loss on derivative financial instruments	2	1	26	76
Unrealized gain on derivative financial instruments	(3)	(2)	(17)	(47)
Interest income	(31)	(24)	(66)	(57)
Foreign exchange loss (gain)	4	—	16	(42)
Environmental remediation and asset retirement obligations	66	5	78	29
Bad debt expense	6	6	30	33
Potash profit and capital tax	—	7	13	33
Other	2	7	2	32

	46	—	82	57

The Board of Directors granted 250,831 Performance Share Units on January 1, 2012 and 258,132 Tandem Stock Appreciation Rights with a grant price of $88.27 on March 20, 2012 to officers and employees.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

4.	Earnings Per Share

Attributable to equity holders of Agrium	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Numerator
Net earnings from continuing operations	127	293	1,140	1,181
Net earnings from discontinued operations	—	—	—	1

Net earnings for the period	127	293	1,140	1,182

Denominator (millions)
Weighted average number of shares outstanding for basic earnings per share	158	158	158	158
Dilutive instruments – stock options	—	—	—	—

Weighted average number of shares outstanding for diluted earnings per share	158	158	158	158

On October 22, 2012 we purchased and cancelled 8.74 million Agrium shares tendered under an issuer bid for a total purchase price of Cdn$900-million.

5.	Property, Plant and Equipment

During the nine months ended September 30, 2012, we added $515-million to assets under construction at our Vanscoy Potash facility.

In March 2012, we recorded an asset retirement obligation for the phosphogypsum stack system at our Conda, Idaho phosphate facility. Included in the provision of $139-million are costs to address phosphogypsum stack decommissioning at the Conda facility, including post-closure monitoring. The provision was based on negotiations with government authorities, which are ongoing. Timing of the expenditures is contingent on, among other things, the completion of negotiations with government authorities, completion of engineering and planning for the work, and approval of engineering and planning by government authorities. Because various circumstances may affect the timing and amount of expenditures, we may change our provision as new information becomes available.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

6.	Debt

	September 30, 2012			December 31, 2011
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2016	1,600	1,175	425	—
North American facility expiring 2013	100	100	—	—
European facilities expiring 2013	321	152	169	178
South American facilities expiring 2012 - 2013	70	33	37	67

	2,091	1,460	631	245

Outstanding letters of credit		(187)

Remaining capacity available		1,273

Long-term debt
Floating rate bank loans due 2013 - 2016			33	35
Fixed and floating rate bank loans due 2012 - 2014			110	95
Floating rate bank loans due 2013			460	460
6.125% debentures due 2041			500	500
6.75% debentures due 2019			500	500
7.125% debentures due 2036			300	300
7.7% debentures due 2017			100	100
7.8% debentures due 2027			125	125
Other			22	23

			2,150	2,138
Unamortized transaction costs			(21)	(20)
Current portion of long-term debt			(522)	(20)

			1,607	2,098

On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022. The debentures were issued under our base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to availability of funding in capital markets.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

7.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
September 30, 2012
Fair value through profit or loss
Cash and cash equivalents	1,864	—	1,864
Gas, power and nutrient derivative financial instruments	(20)	8	(12)
Available for sale	33	—	33

September 30, 2011
Fair value through profit or loss
Cash and cash equivalents	755	—	755
Foreign exchange derivative financial instruments	—	(9)	(9)
Gas, power and nutrient derivative financial instruments	(37)	11	(26)
Available for sale	16	—	16

December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended September 30, 2012.

8.	Accumulated Other Comprehensive Income

	Available for	Foreign	Comprehensive	Total accumulated
	sale financial	currency	loss of	other comprehensive
	instruments	translation	associates	income (loss)
December 31, 2010	—	69	—	69

Gains (losses)	1	(114)	—	(113)
Reclassification to earnings	(2)	(23)	—	(25)

September 30, 2011	(1)	(68)	—	(69)

December 31, 2011	(1)	11	—	10

Gains (losses)	—	96	(1)	95

September 30, 2012	(1)	107	(1)	105

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

9.	Operating Segments

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Sales
Retail
Crop nutrients	634	692	4,028	3,507
Crop protection products	872	943	3,433	3,046
Seed	56	85	1,084	1,002
Merchandise	105	134	392	486
Services and other	167	157	567	440

	1,834	2,011	9,504	8,481

Wholesale
Nitrogen	548	405	1,675	1,456
Potash	80	167	465	621
Phosphate	183	217	596	661
Product purchased for resale	281	335	1,111	1,195
Other	45	52	219	189

	1,137	1,176	4,066	4,122

Advanced Technologies	125	125	438	364

Other	(134)	(171)	(583)	(674)

	2,962	3,141	13,425	12,293

Inter-segment sales
Retail	3	3	18	21
Wholesale	121	153	506	589
Advanced Technologies	10	15	59	64

	134	171	583	674

Net earnings
Retail	69	92	682	563
Wholesale	312	393	1,272	1,339
Advanced Technologies	(3)	(3)	6	5
Other	(160)	(34)	(272)	(152)

Earnings before finance costs and income taxes	218	448	1,688	1,755
Finance costs related to long-term debt	23	25	67	76
Other finance costs	9	17	29	42

Earnings before income taxes	186	406	1,592	1,637
Income taxes	57	113	448	456

Net earnings from continuing operations	129	293	1,144	1,181
Net earnings from discontinued operations	—	—	—	1

Net earnings	129	293	1,144	1,182

	September 30, 2012	December 31, 2011
Total assets
Retail	8,183	7,685
Wholesale	3,999	2,997
Advanced Technologies	512	474
Other	2,033	1,914
Discontinued operations	—	70

	14,727	13,140